Exhibit 12.1
Dycom Industries, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Fiscal Year Ended
	April 26, 2014	July 27, 2013	July 28, 2012	July 30, 2011	July 31, 2010	July 25, 2009
		(Dollars in thousands)
Earnings, as defined:
Income (loss) from continuing operations before cumulative effect of changes in accounting principles	$23,488	$35,188	$39,378	$16,107	$5,849	$(53,094)
Income tax expense (benefit)	15,649	23,011	25,183	12,377	4,881	(1,405)
Fixed charges included in the determination of net income	30,167	34,774	24,001	22,185	20,292	21,921
Total earnings, as defined	$69,304	$92,973	$88,562	$50,669	$31,022	$(32,578)

Fixed charges, as defined:
Interest charges	$20,256	$23,335	$16,745	$16,017	$14,272	$14,743
Rental interest factor	9,911	11,439	7,256	6,168	6,020	7,178
Total fixed charges, as defined	$30,167	$34,774	$24,001	$22,185	$20,292	$21,921

Ratio of earnings to fixed charges	2.3x	2.7x	3.7x	2.3x	1.5x	(*)

*The ratio of earnings to fixed charges was less than one-to-one for fiscal 2009 and earnings were insufficient to cover fixed charges by $76.4 million.